Exhibit 99.2    Oral agreement between the Company and Ricardo Ramos:

Oral agreement between the Company and Ricardo Ramos:

Near the beginning of October 2011, a meeting was held between Mr. Ricardo Ramos, Professional Geologist, and Mr. John Ngitew, President of our Company, to discuss his availability to undertaking Phase I exploration program as recommended previously by Mr. Alfredo Jumpay in his report dated October 1, 2010.   Due to other commitments, Mr. Jumpay was not available to undertake the work he had previously recommended.

It was indicated to Mr. Ramos that the work should commence before the year-end so that the results, if any, could be discussed and a decision being made to carry forward with Phase II.  The expenditure of funds would be limited to the dollars stated in Mr. Jumpay’s report in 2010.

Mr. Ramos agreed to undertake the exploration work and prepare a geological report on his findings and make a recommendation if further work was warranted.

At the time of the meeting with Mr. Ramos, he was advised the funds available for Phase I were USD$14,880 and any fees he would charge would be included in this amount.   The funds were paid on October 27, 2011.

A subsequent breakdown received of the allocation of expense categories in agreement with his invoice total of USD$14,880 dated October 23, 2011 showed the following:

Geological Mapping	$ 3,200
Rock Sampling	2,350
Airborne Geophysical	6,500
Assaying of Rock Samples	1,200
Fee for Mr. Ramos	1,630
$ 14,880